Neutral Ground



LETTER ⌄

Dear investors,

When you invested in Neutral Ground, you joined a transformative movement. This is more than a restaurant; it's a cultural space dedicated to storytelling, heritage, and purpose.

You believed in:

A Bold Vision: Celebrating the rich culinary traditions of the African and Creole diasporas, inspired by the flavors of New Orleans, West Africa, and the South.

A Community Mission: Together, we've raised over $50,000 for high school culinary programs through @4coursesand and Whiskey Supper, mentoring young chefs and building connections through food.

A Story Worth Fighting For: Born during the pandemic and nurtured in the Proof Incubator, we are committed to excellence, inclusivity, and legacy.

A Home in the Heart of the Southside: We're excited to open our first brick-and-mortar location at 338 E. Main Street in Chattanooga's historic Southside—a return to community and culture.

Thank you for believing in this journey!

We need your help!

Marketing, relaunching our brand, and re-engagement with our core audience. Selling our updated concept to a broader demographic. Please recommend Neutral Ground for catering at **Neutral Ground: Catering Request Form**. You can also help by amplifying our brand whenever you see anything posted on our social media platforms. By sharing our story, events, and dishes with your networks. You can connect us with journalists, food influencers, or content creators, or suggest collaborations on private events, pop-ups, or fundraisers that align with our mission.

Sincerely,

Kenyatta Ashford

Chef and owner

How did we do this year?

REPORT CARD



☺ The Good

We signed a lease for a location at 338 E. Main Street in Southside Chattanooga

We've kept our brand alive by hosting pop-ups and seasonal catering at the Kitchen Incubator of Chattanooga.

We have continued to foster relationships and partnerships within the region and Chattanooga community.

☹ The Bad

We have struggled with generating a significant amount of revenue.

Not having enough money to build out a full-service restaurant.

Pivoting on several occasions. We aren't able to build out a full-service restaurant due to the enormous cost of it all.

2024 At a Glance

January 1 to December 31



$65,750 [21%]

Revenue



-$9,983 [116%]

Net Loss









$18,539 [27%]
Short Term Debt

$124,000
Raised in 2024



$55,083
Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$82,823

$61,905

$65,750

-$9,983

2023

2024

Net Margin: -15%   Gross Margin: 57%   Return on Assets: -12%   Earnings per Share: $0.00

Revenue per Employee: $65,750   Cash to Assets: 68%   Revenue to Receivables: ~   Debt Ratio: 252%

📄 Neutral_Ground_Financial_Report.pdf

📄 Statement_of_Income_and_Expenses_Neutral_Ground_Chattanooga.pdf

📄 Statement_of_Assets_Liabilities_and_Equity_Neutral_Ground_Chattanooga.pdf

📄 Neutral_Ground_GAAP_Financial_Report_2023-2024.pdf

We ❤️ Our 109 Investors

Thank You For Believing In Us

Tim Kelly	Marco Perez	Mark Bruckner	Paul Wicker	Erick Vivas	Jerry Harper
Pauline B	Shanna Forrestall	Carlos Rodriguez	Melanie Cross	Robert J Morris	Charlie Milburn
Lavonda Shipley	Edward Sung	Kenyatta Ashford	John McCullough	Sam Mankiewicz	Jason Bowers
Stephanie Peeler Large	Aurbara HARPER	Hal Bowling	Jacob McGill	Emily Rowin	Jacqueline Jones
Rebecca Underwood	Lya Kimbrough	David Wattenbarger	Taryn Balwinski	Sandy Berry	Chuckie Campbell
Sally Baker	Kelly Davis	Elise Davis	Nancy Mansour	Pamela D Trawick	Catherine Tate
Mike Bradshaw	Skylar Schwartz	Greg Lane	Mark Elam	Jennifer Herrett-...	Edward Kelly Medlock
Nathaniel Billingsley	Dawn Anderson	Stan Ashford	Edwin "Jay" Banasiak	Jenny Liang	Claire Watson
Mercedes Bartow	Lisa Pinckney	De Juan Jordan	Kara Cotto	Joseph Lenn	Katie Kutner
Tiffany Smith	Thomas Palmer	Cosette Newberry	Elise Ottenfeld	Le Andre Roberson	Maura Bradshaw
Lee M Lefler	Erik Zilen	Jerrell Jenkins	Patrick Kraemer	Cat And Wade Schmitz	Hal Jones
Padgett Arnold	Maria Crawford	Jim Johnson	Camille DeMatteo	James F Peterman	Charlotte Caldwell
Gene Geiger	Tara Poole	Joel Houser	Aubrey Poppel	Susan Meier	Scott Adkison
Mark Johnson	Christopher...	~ Drexel A	Tiffanie Robinson	Stephanie Wheeler	Sharon Bandy
Joshua Crowe	Tasia Malakasis	Sarah Mattson	Mark Rubino	Jennifer Vessels	Audra Rice
Sharon Bandy	Bruce Kaplan	Rp Sheats	Anna Victoria Smith	Melanie Silva	Marvin Parks
Jay Shaffer	John O'Keefe-Odom	Jazmine LeBlanc	Eleanor Bright	Emily Gilliam	Nichole Jordan-Lewis
Kaleena Goldsworthy	Amy Lokken	Justin Renfro	Read Ezell		

Thank You!

From the Neutral Ground Team





Kenyatta Ashford in

Chef and owner

Winner of the Food Network's Chopped in 2021 - Awarded a Jean-Louis Paladin Work Study grant by the James Beard Foundation - Opened and operated Neutral...

Details

The Board of Directors

Director	Occupation	Joined
Kenyatta Ashford	Owner/Chef @ Neutral Ground	2020

Officers

Officer	Title	Joined
Kenyatta Ashford	Owner	2020

Voting Power ❷

Holder	Securities Held	Voting Power
Kenyatta Ashford	Membership Interests	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2020	$24,907		Section 4(a)(2)
10/2020	$9,000		Section 4(a)(2)
08/2021	$15,000		Section 4(a)(2)

12/2022	$12,882	Section 4(a)(2)
04/2024	$124,000	4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Tennessee Valley Federal Credit Union ❓	08/31/2020	$24,907	$22,000 ❓	3.0%		
Kiva ❓	10/15/2020	$9,000	$1,250 ❓	0.0%	04/21/2024	Yes
SE Tennessee Development ❓	08/15/2021	$15,000	$0 ❓	0.0%		
Kenyatta Ashford ❓	12/25/2022	$12,882	$12,883 ❓	0.0%		

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

Inflation costs that may affect the cost of goods sold and labor, which can lead to increase sales costs, and potentially decreased patronage. Our lease agreement terms could change in the future, which could also impact our margins.

We compete amongst other restaurants in the Chattanooga area, which is a rapidly growing market. New restaurants are continuing to open at a rapid cadence which changes the competitive landscape.

Restaurants are always a low margin business. The risk is not meeting the target sales goals in the amount of time required to reach profitability.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

There is a risk of contract and buildout taking longer than anticipated, while working with local regulations in order to ensure compliance.

Risk is equipment loss or malfunction or acts of nature that may interrupt the business operations for an extended period of time.

The expertise is held in the vision and talent of the founder/chef. There is a ramp up time to

The expertise is held in the vision and talent of the founder/chef. There is a ramp up time to equip additional team members to carry the operations and quality of the business apart from the primary visionary.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Neutral Ground LLC

Tennessee Limited Liability Company
Organized April 2020
1 employees
5704 Marlin Road
Chattanooga TN 37411 http://neutralgroundchatt.com

Business Description

Refer to the Neutral Ground profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Neutral Ground is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄